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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                             R&B FALCON CORPORATION
                       (Name of Subject Company (Issuer))

                             R&B FALCON CORPORATION
                       (Name of Filing Persons (Offeror))

              137/8% Senior Cumulative Redeemable Preferred Stock
                         (Title of Class of Securities)

                                  74912 E 309
                                  74912 E 200
                     (CUSIP Number of Class of Securities)

                                Wayne K. Hillin
                             R&B Falcon Corporation
                                901 Threadneedle
                              Houston, Texas 77079
                                 (281) 496-5000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Person)

                                    Copy to:
                                 W. Mark Young
                      Gardere Wynne Sewell & Riggs, L.L.P.
                           1000 Louisiana, Suite 3400
                           Houston, Texas 77002-5007
                                 (713) 276-5864

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transaction to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [X] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         R&B Falcon Corporation, a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on October 27, 2000 relating to the offer by the Company to purchase all of the outstanding shares of its 137/8% Senior Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), at $1,300.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2000, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7(b) of the Schedule TO is hereby amended and supplemented to add the following:

                  "On November 1, 2000, the Company completed a public offering of 16,300,000 shares of its common stock at a price to the public of $24.75 per share, generating net proceeds of $399.7 million. As a result, the condition that the Company complete a public offering of its common stock generating net proceeds of at least $399.7 million has been satisfied."

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to add Exhibit (a)(1)(H) as follows:

         (a)(1)(H) Text of Press Release issued by R&B Falcon Corporation on November 2, 2000.

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                                   SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                    Date: November 2, 2000


                                    R&B FALCON CORPORATION



                                    By:  /s/ Tim W. Nagle
                                         ---------------------------------
                                         Tim W. Nagle, Executive Vice President
                                         and Chief Financial Officer

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                                 EXHIBIT INDEX

EXHIBIT NO.                       DESCRIPTION


      (a)(1)(H) Text of Press Release issued by R&B Falcon Corporation on November 2, 2000.